UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CRYO-CELL International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

228895108
(CUSIP Number)

Steven Lanter, Esq.
Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C. 20015
(202) 274-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
⁪

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

1.	Name of Reporting Person: David Portnoy	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 210,122

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 210,122

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,122

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108

1.	Name of Reporting Person: Visual Investment Corp.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,146

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 2,146

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108

1.	Name of Reporting Person: PartnerCommunity, Inc.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 117,223

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 117,223

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108

1.	Name of Reporting Person: uTIPu Inc.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 50,533

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 50,533

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,533

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108

1.	Name of Reporting Person: Mayim Investment Limited Partnership	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 199,738

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 199,738

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 199,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 228895108

1.	Name of Reporting Person: Jamie H. Zidell	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 174,430

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 174,430

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 174,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Deborah Portnoy	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 63,316

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 63,316

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 63,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Lynne Portnoy	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 16,130

	8.	Shared Voting Power: 1,000

	9.	Sole Dispositive Power: 16,130

	10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,130

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Gilbert Portnoy	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 143

	8.	Shared Voting Power: 1,000

	9.	Sole Dispositive Power: 143

	10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,293

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Mark L. Portnoy	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 113,115

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 113,115

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 113,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108

1.	Name of Reporting Person: Capital Asset Fund #1 L.P.	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 92,023

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 92,023

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,023

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108

1.	Name of Reporting Person: George Gaines	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 559,000

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 559,000

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 559,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

1.	Name of Reporting Person: Charles W. Northcutt, Jr.	I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 69,100

	8.	Shared Voting Power: 21,500

	9.	Sole Dispositive Power: 69,100

	10.	Shared Dispositive Power: 21,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108

Item 1.                                Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2005 (the “Statement”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Common Stock”), issued by Cryo-Cell International, Inc. (“CCII” or the “Company”), is hereby amended for the seventh time to furnish the additional information set forth herein.

Item 2.                                Identity and Background.

1. David I. Portnoy

(a)	David I. Portnoy

(b)	David I. Portnoy’s business address is 88 Camden Drive, Bal Harbour, Florida 33154.

(c)
David I. Portnoy is the president of Focus Financial Corp., a Florida corporation. Focus Financial Corp.’s principal business is investing in various businesses. The address of Focus Financial Corp. is also 88 Camden Drive, Bal Harbour, Florida 33154.

(d)	During the last five years, David I. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, David I. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David I. Portnoy is a United States citizen.

2. Visual Investment Corp.

(a)	Visual Investment Corp., a Florida corporation

(b)	Visual Investment Corp.’s address is 88 Camden Drive, Bal Harbour, Florida 33154.

(c)	Visual Investment Corp.’s principal business is to provide investment management services to individuals. David I. Portnoy is the sole officer and director of Visual Investment Corp.

(d)	During the last five years, Visual Investment Corp. has not been convicted in a criminal proceeding.

(e)
During the last five years, Visual Investment Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

3. PartnerCommunity, Inc.

(a)	PartnerCommunity, Inc. a Florida corporation

(b)	PartnerCommunity, Inc.’s address is 4800 N. Federal Hwy, Suite B304, Boca Raton, Florida 33431.

(c)	PartnerCommunity, Inc.’s principal business is software development. David I. Portnoy is the chairman of the board of directors and secretary of PartnerCommunity, Inc.

(d)	During the last five years, PartnerCommunity, Inc. has not been convicted in a criminal proceeding.

(e)
During the last five years, PartnerCommunity, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

CUSIP No. 228895108

4. uTIPu Inc.

(a)	uTIPu Inc., a Florida corporation

(b)	uTIPu Inc.’s address is 88 Camden Drive, Bal Harbour, Florida 33154.

(c)	uTIPu Inc.’s principal business is internet based teaching solutions. David I. Portnoy is chairman of the board of directors and secretary of uTIPu Inc.

(d)	During the last five years, uTIPu Inc. has not been convicted in a criminal proceeding.

(e)
During the last five years, uTIPu Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

5. Mayim Investment Limited Partnership

(a)	Mayim Investment Limited Partnership, a Delaware limited partnership

(b)	Mayim Investment Limited Partnership’s address is 88 Camden Drive, Bal Harbour, Florida 33154.

(c)
Mayim Investment Limited Partnership was formed for the purpose of making an investment in the Common Stock. Mayim Management Limited Partnership is Mayim Investment Limited Partnership’s general partner and was formed principally for serving as its general partner. Mayim Management LLC is Mayim Management Limited Partnership’s general partner and was formed principally for serving as its general partner. David I. Portnoy is the managing member and owns all equity interests in Mayim Management LLC.

(d)	During the last five years, Mayim Investment Limited Partnership has not been convicted in a criminal proceeding.

(e)
During the last five years, Mayim Investment Limited Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

6. Jamie H. Zidell

(a)	Jamie H. Zidell

(b)	The business address of Jamie H. Zidell is 300 71st Street, Suite 605, Miami Beach, Florida 33141.

(c)
Jamie H. Zidell is an attorney employed by J.H. Zidell Attorneys. J.H. Zidell Attorneys’ principal business is providing legal services. The address of J.H. Zidell Attorneys is also 300 71st Street, Suite 605, Miami Beach, Florida 33141.

(d)	During the last five years, Jamie H. Zidell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Jamie H. Zidell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Jamie H. Zidell is a United States citizen.

CUSIP No. 228895108

7. Deborah Portnoy

(a)	Deborah Portnoy

(b)	Deborah Portnoy’s business address is 88 Camden Drive, Bal Harbour, Florida 33154.

(c)	Deborah Portnoy is a homemaker.

(d)	During the last five years, Deborah Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Deborah Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Deborah Portnoy is a French citizen.

8. Lynne Portnoy

(a)	Lynne Portnoy

(b)	Lynne Portnoy’s business address is 88 Camden Drive, Bal Harbour, Florida 33154.

(c)	Lynne Portnoy is a retired private investor.

(d)	During the last five years, Lynne Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Lynne Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Lynne Portnoy is a United States citizen.

9. Gilbert Portnoy

(a)	Gilbert Portnoy

(b)	Gilbert Portnoy’s business address is 88 Camden Drive, Bal Harbour, Florida 33154.

(c)	Gilbert Portnoy is a retired private investor.

(d)	During the last five years, Gilbert Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Gilbert Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Gilbert Portnoy is a United States citizen.

10. Mark L. Portnoy

(a)	Mark L. Portnoy

(b)	Mark L. Portnoy’s business address is 9801 Collins Avenue, Apt. 8E, Bal Harbour, FL 33154.

(c)
Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership, a Delaware limited partnership. Capital Asset Fund Limited Partnership’s principal business is investing in various businesses. The address of Capital Asset Fund Limited Partnership is also 9801 Collins Avenue, Apt. 8E, Bal Harbour, FL 33154.

(d)	During the last five years, Mark L. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mark L. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mark L. Portnoy is a United States citizen.

CUSIP No. 228895108

11. Capital Asset Fund Limited Partnership

(a)	Capital Asset Fund #1 Limited Partnership, a Delaware limited partnership

(b)	Capital Asset Fund #1 Limited Partnership’s address is 9801 Collins Avenue, Apt. 8E, Bal Harbour, FL 33154.

(c)	Capital Asset Fund #1 Limited Partnership’s principal business is investing in various businesses. Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership.

(d)	During the last five years, Capital Asset Fund #1 Limited Partnership has not been convicted in a criminal proceeding.

(e)
During the last five years, Capital Asset Fund #1 Limited Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.

12. George Gaines

(a)	George Gaines

(b)	George Gaines’ business address is 2207 Orrington Avenue, Evanston, IL, 60201.

(c)	George Gaines is a private equity professional.

(d)	During the last five years, George Gaines has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, George Gaines has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	George Gaines is a United States citizen.

13. Charles W. Northcutt, Jr.

(a)	Charles W. Northcutt, Jr.

(b)	Charles W. Northcutt, Jr.’s business address is 407 Driftwood Drive, Gibsonville, North Carolina 27249.

(c)	Charles W. Northcutt, Jr. is an executive with a textile company.

(d)	During the last five years, Charles W. Northcutt, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Charles W. Northcutt, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Charles W. Northcutt, Jr. is a United States citizen.

CUSIP No. 228895108

Item 3.                                Source and Amount of Funds or Other Consideration

 (1) David I. Portnoy owns 210,122 shares of Common Stock acquired in open market purchases using personal funds. David I. Portnoy estimates that the total amount of funds used to acquire these shares was $445,053. These Common Stock acquisitions were made between June 2004 and May 2011. No funds were borrowed to acquire these shares.

(2) Visual Investment Corp. owns 2,146 shares of Common Stock acquired in open market purchases using working capital. Visual Investment Corp. estimates that the total amount of funds used to acquire these shares was $2,552. These Common Stock acquisitions were made between August 2010 and September 2010. No funds were borrowed to acquire these shares.

(3) PartnerCommunity, Inc. owns 117,223 shares of Common Stock acquired in open market purchases using working capital. PartnerCommunity, Inc. estimates that the total amount of funds used to acquire these shares was $356,263. These Common Stock acquisitions were made between July 2004 and February 2011. No funds were borrowed to acquire these shares.

(4) uTIPu Inc. owns 50,533 shares of Common Stock acquired in open market purchases using working capital. uTIPu Inc. estimates that the total amount of funds used to acquire these shares was $105,431. These Common Stock acquisitions were made between May 2010 and April 2011. No funds were borrowed to acquire these shares.

(5) Mayim Investment Limited Partnership owns 199,738 shares of Common Stock acquired in open market purchases. Mayim Investment Limited Partnership estimates that the total amount of funds used to acquire these shares was $$471,977. These funds were raised by Mayim Investment Limited Partnership between October 2005 and August 2010 through the sale of limited partnership interests. These Common Stock acquisitions were made between October 2004 and August 2010. No funds were borrowed to acquire these shares.

(6) Jamie H. Zidell owns 174,430 shares of Common Stock acquired in open market purchases using personal funds. Jamie H. Zidell estimates that the total amount of funds used to acquire these shares was $500,614. These Common Stock acquisitions were made between July 2004 and January 2007. No funds were borrowed to acquire these shares. As described in more detail below, Jamie H. Zidell has entered into a voting and expense sharing agreement with David I. Portnoy and other Reporting Persons with respect to these chares.

(7) Deborah Portnoy owns 63,316 shares of Common Stock acquired in open market purchases using personal funds. Deborah Portnoy estimates that the total amount of funds used to acquire these shares was $163,904. These Common Stock acquisitions were made between August 2010 and May 2011. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment discretion over these shares.

(8) Lynne Portnoy owns 16,130 shares of Common Stock acquired in open market purchases using personal funds. Lynne Portnoy also claims joint ownership of 1,000 shares of Common Stock with Gilbert Portnoy acquired in open market purchases using personal funds. Lynne Portnoy estimates that the total amount of funds used to acquire these shares was $49,700. These Common Stock acquisitions were made approximately between August 2004 and April 2011. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment and voting discretion over these shares.

(9) Gilbert Portnoy owns 143 shares of Common Stock acquired in open market purchases using personal funds. Gilbert Portnoy also claims joint ownership of 1,000 shares of Common Stock with Lynne Portnoy acquired in open market purchases using personal funds. Gilbert Portnoy estimates that the total amount of funds used to acquire these shares was $4,823. These Common Stock acquisitions were made approximately between August 2004 and January 2005. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment and voting discretion over these shares.

CUSIP No. 228895108

(10) Mark L. Portnoy owns 113,515 shares of Common Stock acquired in open market purchases using personal funds. Mark L. Portnoy estimates that the total amount of funds used to acquire these shares was $310,445. These Common Stock acquisitions were made between August 2004 and September 2006. No funds were borrowed to acquire these shares.

(11) Capital Asset Fund #1 Limited Partnership owns 92,023 shares of Common Stock acquired in open market purchases using working capital. Capital Asset Fund Limited Partnership estimates that the total amount of funds used to acquire these shares was $193,248. These Common Stock acquisitions were made between August 2004 and April 2011. No funds were borrowed to acquire these shares.

(12) George Gaines owns 559,000 shares of Common Stock acquired in open market purchases using personal funds. George Gaines estimates that the total amount of funds used to acquire these shares was $1,085,690. These Common Stock acquisitions were made between January 2005 and April 2011. Some of the shares of Common Stock were acquired pursuant to a margin account but there is currently no margin.

(13) Charles W. Northcutt, Jr. owns 90,600 shares of Common Stock acquired in open market purchases using personal funds. Charles W. Northcutt, Jr. estimates that the total amount of funds used to acquire these shares was $ 181,650. These Common Stock acquisitions were made between August 1994 and April 2011. No funds were borrowed to acquire these shares.

Item 4.                                Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On May 9, 2011, David Portnoy (the “Record Holder”), delivered a letter to CCII (the “Notification Letter”), notifying CCII that the Record Holder intends to appear at the 2011 annual meeting of CCII’s stockholders (the “Annual Meeting”), in person or by proxy, to nominate and seek to elect individuals as members of the board of directors of CCII (the “Slate”). A copy of the Notification Letter is filed herewith as Exhibit 2 and incorporated herein by reference, and any descriptions herein of the Notification Letter are qualified in their entirety by reference to the Notification Letter.

David I. Portnoy, Mark L. Portnoy and George Gaines, each named as a nominee in the Notification Letter as well as Charles W. Northcutt, Jr. and Jamie H. Zidell have entered into an agreement, pursuant to which they agreed to vote all of each person’s shares of Common Stock for the election of the Slate.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may also dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons or persons affiliated therewith may also enter into transactions directly with the Company with respect to the acquisition or disposition of shares, or otherwise.

Item 5.                                Interest in Securities of the Issuer.

(a) - (b)

With the exception of Lynne Portnoy and Gilbert Portnoy who claim joint ownership of 3,000 shares of Common Stock, each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

CUSIP No. 228895108

David I. Portnoy may be deemed the beneficial owner of 660,351 shares of Common Stock, which number includes (i) 201,168 shares of Common Stock held directly through IRA accounts of David I. Portnoy, and 100 shares that he owns individually of record, all of which he has the sole power to vote and dispose or direct the disposition; (ii) 2,146 shares of Common Stock held by Visual Investment Corp., as to which David I. Portnoy may be deemed the beneficial owner as the sole officer and director of Visual Investment Corp.; (iii) 117,223 shares of Common Stock held by PartnerCommunity, as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary and as managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the Investment Advisory Agreement; (iv) 50,533 shares of Common Stock held by uTIPu Inc., as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary; (v) 199,738 shares of Common Stock held by Mayim Investment Limited Partnership, as to which David I. Portnoy may be deemed the beneficial owner as the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership; (vi) 63,316 shares of Common Stock held by Deborah Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising voting discretion over such shares; (vii) 16,130 shares of Common Stock held by Lynne Portnoy and 1,000 shares of Common Stock held jointly by Lynne Portnoy and Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described below; (viii) 143 shares of Common Stock held by Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described below; (ix) 4,854 Shares held by David I. Portnoy as custodian for his minor son Eliezer Portnoy; and (x) 4,000 Shares held by David I. Portnoy as custodian for his minor daughter Talya Portnoy.  Based upon 11,752,574 Shares of the Company’s common stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, the above ownership represents beneficial ownership of approximately 5.6% of the outstanding Shares of the Company’s common stock.

Visual Investment Corp. may be deemed the beneficial owner of the 2,146 shares of Common Stock held in its name. David I. Portnoy is the sole officer and director of Visual Investment Corp. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of less than 0.1% of the shares of Common Stock outstanding.

PartnerCommunity, Inc. may be deemed the beneficial owner of the 117,223 shares of Common Stock held in its name. David I. Portnoy is chairman of the board and secretary of PartnerCommunity, Inc. and managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the agreement between PartnerCommunity, Inc. and Mayim Management, LLC described under Item 6 of the Fourth Amendment to the Statement, filed with the SEC on March 26, 2007. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 1.0% of the shares of Common Stock outstanding.

uTIPu Inc. may be deemed the beneficial owner of the 50,533 shares of Common Stock held in its name. David I. Portnoy is chairman of the board and secretary of uTIPu Inc. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 0.4% of the shares of Common Stock outstanding.

Mayim Investment Limited Partnership may be deemed the beneficial owner of the 199,738 shares of Common Stock held in its name. David I. Portnoy is the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 1.7% of the shares of Common Stock outstanding.

Jamie H. Zidell may be deemed the beneficial owner of the 174,430 shares of Common Stock held in his name. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 1.5% of the shares of Common Stock outstanding.

Deborah Portnoy may be deemed the beneficial owner of the 63,316 shares of Common Stock held in her name. David I. Portnoy is authorized to make investment and voting decisions relating to such shares of Common Stock. Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 0.5% of the shares of Common Stock outstanding.

CUSIP No. 228895108

Lynne Portnoy may be deemed the beneficial owner of the 16,130 shares of Common Stock held in her name and of the 1,000 shares of Common Stock held in joint ownership with Gilbert Portnoy. Under the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy is authorized to make investment and voting decisions relating to such shares of Common Stock, although Lynne Portnoy retains the right to withdraw her assets from such agreement. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 0.1% of the shares of Common Stock outstanding.

Gilbert Portnoy may be deemed the beneficial owner of the 143 shares of Common Stock held in his name and of the 1,000 shares of Common Stock held in joint ownership with Lynne Portnoy. Under the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy is authorized to make investment and voting decisions relating to such shares of Common Stock, although Gilbert Portnoy retains the right to withdraw his assets from such agreement. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of less than 0.1% of the shares of Common Stock outstanding.

Mark L. Portnoy may be deemed the beneficial owner of 205,538 shares of Common Stock, which number includes (i) 113,515 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition and (ii) 92,023 shares of Common Stock held by Capital Asset Fund #1 Limited Partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 1.8% of the shares of Common Stock outstanding.

Capital Asset Fund #1 Limited Partnership may be deemed the beneficial owner of the 92,023 shares of Common Stock held in its name. Mark L. Portnoy is the general partner of Capital Asset Fund #1 Limited Partnership. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 0.8% of the shares of Common Stock outstanding.

George Gaines may be deemed the beneficial owner of 559,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 4.8% of the shares of Common Stock outstanding.

Charles W. Northcutt, Jr. may be deemed the beneficial owner of 90,600 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company’s Form 10-Q, this represents beneficial ownership of approximately 0.8% of the shares of Common Stock outstanding.

To the extent that each of the persons named in Item 2 above are deemed to be a group pursuant to Section 13(d)(3) of the Securities Act of 1933, these persons, in the aggregate, may be deemed the beneficial owners of 1,689,919 shares of the Common Stock. Based upon 11,752,574 shares of Common Stock outstanding as of April 11, 2011, as reported on the Company's Form 10-Q, this represents beneficial ownership of approximately 14.4% shares of the Common Stock outstanding.

CUSIP No. 228895108

(c)
The information provided below lists each transaction effected in the shares of Common Stock by each Reporting Person during the past sixty days:

DAVID PORTNOY

Trade Date	Number of Shares Bought/ (Sold)	Price Per Share
04/12/11	100	$2.98

VISUAL INVESTMENT CORP.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/03/11	(16,642)	$2.98
05/02/11	(3,519)	$3.00
04/26/11	(1,470)	$2.97
04/21/11	(3,530)	$2.97
04/08/11	(15,000)	$2.65
04/07/11	(10,000)	$2.63

DEBORAH PORTNOY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/03/11	5,992	$2.98
04/29/11	15,850	$2.97
04/12/11	1,492	$2.99
04/08/11	15,000	$2.61
04/07/11	10,000	$2.63
04/06/11	(2,039)	2.60

uTIPu Inc.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
04/27/11	2,300	3.00
04/13/11	2,407	2.65
o3/29/11	775	2.30
03/28/11	2,500	2.29
03/25/11	2,200	2.25
03/22/11	2,250	2.15
03/07/11	2,490	2.05

CUSIP No. 228895108

MAYIM INVESTMENT LIMITED PARTNERSHIP

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/03/11	(419)	$3.00
05/02/11	(500)	$3.00
04/28/11	(3,000)	$3.00

DAVID PORTNOY’S TRADITIONAL IRA

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
03/14/11	1,436	$2.05
03/11/11	1,000	$2.04

GILBERT AND LYNNE PORTNOY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
04/28/11	475	3.00

CAPITAL ASSET FUND #1 L.P.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
04/26/11	500	3.00
04/18/11	1,450	2.76
03/17/11	2,000	2.05
03/15/11	50	2.18

GEORGE GAINES’ IRA

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
04/27/11	800	$3.00

CHARLES W. NORTHCUTT, JR.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
04/20/11	(3,615)	$2.85
04/19/11	(1,685)	$2.85

(d)
David I. Portnoy, Jamie H. Zidell, Mark L. Portnoy, George Gaines and Charles W. Northcutt, Jr. have entered into an agreement whereby each party to the agreement has agreed to vote all of its shares of the Company’s Common Stock in favor of each Nominee at the Company’s 2011 Annual Meeting and, with respect to certain of the parties, to share in the fees and expenses incurred in connection with the solicitation of proxies from shareholders and the transactions incident thereto in connection with the nomination of the Nominees.

As described in the Statement, the Second Amendment to the Statement, filed with the SEC on June 26, 2006, and the Third Amendment to the Statement, filed with the SEC on February 1, 2007, Jamie H. Zidell previously entered into an agreement with David I. Portnoy, pursuant to which he agreed to share certain profits from his investment accounts with David I. Portnoy and David I. Portnoy exercised investment discretion over these shares. This Agreement is no longer in effect.

CUSIP No. 228895108

As described in the Third Amendment to the Statement, filed with the SEC on February 1, 2007, Lynne and Gilbert Portnoy entered into a verbal agreement with David I. Portnoy, pursuant to which David I. Portnoy exercises investment and voting discretion over these shares.

(e)
Not Applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following:

David I. Portnoy, Jamie H. Zidell, Mark L. Portnoy, George Gaines and Charles W. Northcutt, Jr. have entered into an agreement whereby each party to the agreement has agreed to vote all of its shares of the Company’s Common Stock in favor of each Nominee at the Company’s 2011 Annual Meeting and, with respect to certain of the parties, to share in the fees and expenses incurred in connection with the solicitation of proxies from shareholders and the transactions incident thereto in connection with the nomination of the Nominees.

Item 7.                                Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreements and Powers of Attorney

Exhibit 2	Notification Letter

Exhibit 3	Voting and Expense Sharing Agreement

CUSIP No. 228895108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2011

By:	/s/ David Portnoy	By:	/s/ David Portnoy
	David Portnoy		David Portnoy, for Jamie H. Zidell, pursuant to power of attorney
VISUAL INVESTMENT CORP.

By:	/s/ David Portnoy	By:	/s/ Deborah Portnoy
	David Portnoy President		Deborah Portnoy
PARTNERCOMMUNITY, INC.

By:	/s/ David Portnoy	By:	/s/ David Portnoy
	David Portnoy Chairman of the Board		David Portnoy, for Lynne Portnoy pursuant to power of attorney
uTIPu Inc.

By:	/s/ David Portnoy	By:	/s/ David Portnoy
	David Portnoy		David Portnoy, for Gilbert Portnoy pursuant to power of attorney
MAYIM INVESTMENT LIMITED PARTNERSHIP By:Mayim Management LLC, its general partner

By:	/s/ David Portnoy	By:	/s/ Mark L. Portnoy
	David Portnoy President		Mark L. Portnoy

CUSIP No. 228895108

CAPITAL ASSET FUND #1 LIMITED PARTNERSHIP By: Capital Asset Fund #1 Limited Partnership

By:	/s/ Mark L. Portnoy	By:	/s/ George Gaines
	Mark L. Portnoy, General Partner		George Gaines

By:	/s/ Charles W. Northcutt, Jr.
Charles W. Northcutt, Jr.